Exhibit 12.1

	For the Six
	Months Ended
	June 30,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
			(In thousands)
Earnings
Loss from continuing operations before income taxes	$(45,605)	$(112,444)	$(106,794)	$(90,722)	$(66,720)	$(69,949)
Fixed charges	366	630	1,108	508	509	2,795

Earnings, as defined	$(45,239)	$(111,814)	$(105,686)	$(90,214)	$(66,211)	$(67,154)

Fixed charges:
Interest expense	$—	$—	$572	$35	$—	$2,351
Estimated interest component of rent expenses	366	630	536	473	509	444

Total fixed charges	$366	$630	$1,108	$508	$509	$2,795

Preferred stock deemed dividend	—	—	—	—	8,469	—

Total fixed charges and preferred dividend	$366	$630	$1,108	$508	$8,978	$2,795

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(45,605)	$(112,444)	$(106,794)	(90,722)	(75,189)	(69,949)

(1):	Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.